Exhibit 99.9

NICE Named 2024 MetriStar Top Provider for Self-Service, Agent Assistant
Applications and Workforce Optimization, Highlighting the Platform Power of
CXone

Metrigy recognizes Enlighten’s purpose-built AI for CX for augmenting employee experience and driving effortless self-service

Hoboken, N.J., July 31, 2024 – NICE (Nasdaq: NICE) today announced that it has been recognized as a MetriStar Top Provider in the 2024 Metrigy reports for Self-Service, Agent Assist Applications, Workflow Automation Tools and Workforce Optimization Suites. The MetriStar Award’s value is based on both customer ratings and quantitative metrics correlating the use of providers’ offerings with measurable business success. NICE’s top positioning is the result of high customer sentiment scores and customer documented business success with NICE’s cloud platform and suite of workforce engagement management (WEM) and Enlighten solutions by evaluated customers.

Driving more intelligent self-service, Enlighten’s purpose-built AI for CX has transformed organizations’ knowledge management systems, enabling organizations and their employees and consumers to get the information they need without waiting or manually searching. Enlighten Autopilot, NICE’s flagship AI-powered self-service solution, integrates across a brand's CX ecosystem to fully resolve customer needs in a personalized, conversational approach. Autopilot trains virtual agents to generate accurate, conversational responses leveraging conversational data from historical voice and text interactions and best practices from top agents. Autopilot not only improves self-service but also automates repetitive interactions so agents can focus on more complex interactions.

NICE’s top positioning for WEM is reflected in Enlighten Copilot’s competitive differentiation in the market as an industry leading copilot for CX. Enlighten Copilot utilizes purpose-built AI for CX to analyze interactions in real-time to deliver next-best actions and targeted coaching to improve employee performance, empowering both employees and supervisors with purpose-built solutions to address their most urgent needs. Additionally, Enlighten Actions enables CX leaders to have a 360-degree view of CX operations, pinpointing optimal areas for automation and adjusting workflows in the moment to ensure peak efficiency. NICE delivers the leading comprehensive suite of WEM solutions, leveraging Enlighten to drive accelerated business results.

Robin Gareiss, CEO & Principal Analyst, Metrigy, said, “Organizations have the responsibility of delivering positive experiences for both consumers and employees. Enlighten drives organizations to deliver to the needs of every CX stakeholder including consumers, employees, supervisors and CX leaders. Enlighten’s purpose-built AI for CX is differentiated from other offerings in the market because of its ability to generate accurate, appropriate and relevant answers for employees and consumers alike, improving operations and driving powerful results across the business.”

Barry Cooper, President, CX Division, NICE, said, “The role of the agent is transforming for the better because of NICE’s CX AI. At NICE we have developed our AI to both augment and offload employee work, enabling happier employees and customers. With technology like Enlighten Autopilot we’ve delivered next-gen self-service, letting customers resolve more issues easily on their own. And with Enlighten Copilot, agents have a by-their-side AI companion, guiding them through every interaction. These two forces, automated and augmented intelligence, are driving the future of CX.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.